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                                                                    EXHIBIT 99.2


                              [BALDWIN LETTERHEAD]

                              BALDWIN NEWS RELEASE

CONTACTS: Perry Schwartz                                Wes Truesdell
          Baldwin Piano                                 The Dilenschneider Group
          (513) 576-4518                                (212) 922-0900

                   BALDWIN PIANO REPORTS FIRST-QUARTER RESULTS

                    STRONG SALES GAINS IN CORE MUSIC BUSINESS

                STRUCTURAL CHANGES IN MANUFACTURING AND EXIT FROM
                LOW MARGIN BUSINESSES IMPACT RESULTS, AS EXPECTED

     LOVELAND, OH, April 24, 1997 -- Baldwin Piano and Organ Company (NASDAQ:BPAO) today announced first-quarter net income of $246,000, or 7 cents per share, compared with $684,000, or 20 cents per share, a year ago. As expected, Baldwin's decision to exit several low-margin businesses temporarily increased unit overhead costs and reduced first-quarter operating margins.

     First-quarter sales for the company's core acoustic and digital music businesses rose a strong 11 percent and 62 percent, respectively, while overall sales increased only slightly to $27,309,000, versus last year's $27,147,000. Higher sales for the company's core music businesses were entirely offset by a $1.8 million sales decline in contract music and contract furniture, two lower-margin businesses Baldwin decided to exit in the first quarter of 1996.

     "We are encouraged by the continuing positive trend in sales of our core music products and the continued profitability of our financing business," said Karen L. Hendricks, president, chairman and chief executive officer. "The increase in our digital music business was spectacular and the growth in acoustic piano sales was one of the strongest ever. Given the continued strength in music sales and the elimination of several


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lower-margin businesses, gross profits will catch up as the cost of goods sold begins to reflect the significant cost reductions we are achieving in re-engineering piano manufacturing.

     "Earlier this week, we announced that our new synchronous manufacturing process allowed us to eliminate nearly 80 manufacturing jobs at four Baldwin factories. This will net us $1 million in savings in 1997 and considerably more in future years. We also expect to see additional manufacturing savings before year end." Ms. Hendricks added "The positive impact of improved manufacturing efficiency and other strategic initiatives we've undertaken should begin to materialize in the second half of 1997."

     First-quarter results also reflect the required adoption of SFAS 125, which governs the accounting treatment of revenue from the sales of new contracts in Baldwin's financing subsidiary, Keyboard Acceptance Corporation.

     Baldwin Piano & Organ Company has manufactured and marketed keyboard musical products for 135 years and has been providing consumer financing for its investments for nearly a century. The market leader in acoustic pianos in the United States, Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

                                     * * * *

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                     (Condensed income statements attached)


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                 BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
                        CONSOLIDATED SUMMARY OF EARNINGS
                  (IN THOUSANDS, EXCEPT NET EARNINGS PER SHARE)


                                                           THREE MONTHS ENDED
                                                                MARCH 31
                                                         ----------------------
                                                           1997          1996
                                                         --------      --------
Net sales                                                $ 27,309      $ 27,147
Cost of goods sold                                         22,533        21,872
                                                         --------      --------
     Gross profit                                           4,776         5,275
Income on installment receivables                           2,127         1,768
Other operating income                                        734           859
Selling, general and administrative expenses               (6,457)       (6,326)
Interest expense                                             (796)         (525)
                                                         --------      --------
     Earnings before income taxes                             384         1,051
Income taxes                                                  138           367
                                                         --------      --------
     Net earnings                                        $    246      $    684
                                                         ========      ========
Net earnings per share                                   $    .07      $    .20
                                                         ========      ========
Average number of shares outstanding                        3,425         3,415
                                                         ========      ========